August 13, 2025

Jerry Baack
Chief Executive Officer
Bridgewater Bancshares, Inc.
4450 Excelsior Boulevard, Suite 100
St. Louis Park, MN 55416

       Re: Bridgewater Bancshares, Inc.
           Registration Statement on Form S-4
           Filed August 7, 2025
           File No. 333-289375
Dear Jerry Baack:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Joseph Ceithaml